PRIMERO REPORTS THIRD QUARTER 2011 RESULTS;

RECORD REVENUE, EARNINGS & CASH FLOW

(Please note that all dollar amounts in this news release are expressed in U.S.dollars, unless otherwise noted. Prior to the acquisition of the San Dimas mine on August 6, 2010, the Company did not have any producing mines and hence did not realize any revenue or earnings from mine operations.Results for the third quarter 2010 the refore only include results from operations for 55 out of 92 days in the quarter.)

Toronto, Ontario, November 4, 2011 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P) (NYSE:PPP) today reported financial and operational results for the third quarter ended September 30, 2011. The Company produced 27,450 gold equivalent ounces1 at a total cash cost2 of $641 per gold equivalent ounce leading to record net earnings of $35.1 million ($0.40 per share) and operating cash flows before working capital changes3 of $50.5 million ($0.57 per share).

“Continued strong gold and silver prices in the third quarter resulted in record cash margins of $1,027 per ounce, generating significant growth in earnings and cash flows,” stated Joseph F. Conway, President and Chief Executive Officer. “Primero has begun to improve the operating performance of the San Dimas mine. The optimization and expansion of the mine is well underway, but not complete. With the hiring of a C.O.O. we expect further operational improvements in 2012. We will continue to reinvest part of our cash flow to expand production and increase reserves.”

Third Quarter 2011 Highlights:

  Record Revenue --- revenue increased to $46.1 million on strong gold and silver prices;

  Record Earnings & Cash Flow --- net income increased to $35.1 million ($0.40 per share), with adjusted net income4 of $5.7 million ($0.06 per share), and operating cash flows before working capital changes increased to $50.5 million ($0.57 per share);

  Steady Production --- production of 27,450 gold equivalent ounces at total cash costs of $641 per gold equivalent ounce, or $222 per gold ounce on a by-product basis;

  Further Spot Silver Sales5 --- 251,160 ounces of silver sold at an average spot price of $39.03;

Subsequent to Third Quarter:

  Advance Tax Ruling Application --- seeking advanced ruling on paying tax on realized revenues;

  Early Repayment of 50% of Convertible Note --- reduced convertible debt to $30 million.

Record Revenue, Earnings and Cash Flow

Revenue was $46.1 million in the third quarter 2011 as a result of selling 19,660 ounces of gold at an average price of $1,668 per ounce, and 1.11 million ounces of silver at an average realized price of $12.00 per ounce. Upon the acquisition of the San Dimas Mine, the Company assumed an obligation to sell silver at below market prices5. In the third quarter 2011, the Company sold 856,660 ounces of silver at fixed prices and 251,160 ounces of silver at an average spot price of $39.03 per ounce. Revenue in the third quarter 2010 (following the acquisition of the San Dimas mine on August 6) was $18.9 million, derived from selling 11,840 ounces of gold at an average price of $1,257 per ounce and 0.98 million ounces of silver, all at a fixed price of $4.04 per ounce.

Third quarter operating cash flow before working capital changes increased to $50.5 million ($0.57 per share), up from cash outflows of $27 thousand, in the third quarter 2010.

The Company earned net income of $35.1 million ($0.40 per share) in the third quarter 2011, compared with a net loss of $35.6 million ($0.68 per share) in the third quarter 2010. Adjusted net income for the third quarter 2011 was a record $5.7 million ($0.06 per share), compared to an adjusted net loss of $12.2 million ($0.23 per share) in the third quarter 2010. Adjusted net income in 2011 mainly excludes the break fee received on termination of the Northgate arrangement agreement, net of transaction costs, and a reduction in income taxes due to a one-time foreign exchange loss on an intercompany loan.

For the nine months ending September 30, 2011 revenue was $120.9 million as a result of selling 59,000 ounces of gold at an average price of $1,524 per ounce, and 3.52 million ounces of silver at an average realized price of $8.81 per ounce. Revenue in the nine months ended September 30, 2010, during which Primero owned the San Dimas mine for 55 days, was $18.9 million.

Operating cash flow before working capital changes for the first nine months of 2011 was $64.5 million ($0.73 per share), up from outflows of $2.4 million ($0.12 per share) in the first nine months of 2010.

For the nine months ending September 30, 2011 the Company earned net income of $31.1 million ($0.35 per share), compared with a net loss of $38.4 million ($1.92 per share) in the same period in 2010. Adjusted net income for the nine months ended September 30, 2011 was $2.0 million ($0.02 per share), compared to an adjusted net loss of $13.2 million ($0.66 per share) for the same period in 2010. Non-cash share-based payment expense of $6.6 million ($0.07 per share) and $7.1 million ($0.36 per share), has not been excluded in calculating adjusted net income (loss) for the nine months ending September 30, 2011 and 2010, respectively.

Throughput Remains Strong

The Company produced 19,500 ounces of gold and 1.10 million ounces of silver, or 27,450 gold equivalent ounces in the third quarter 2011. Gold and silver production were 6% and 9% higher, respectively, than the third quarter 2010, due to a 28% increase in throughput, partially offset by lower grades (17% lower for gold and 14% lower for silver). Average throughput was 2,033 tonnes per day in the third quarter 2011 compared with 1,586 tonnes per day in the third quarter 2010. The increase in throughput was partly the result of processing stockpiled ore and was also designed to compensate for the lower grades in the main production stopes. Throughout 2011, most of the production has come from the deep Central Block area where grades in the Roberta and Robertita veins were below expectations. The Company has reviewed the historical mine planning and exploration procedures at San Dimas and identified areas of improvement, including increased delineation drilling, that it believes will lead to better grade control and the attainment of more consistent production targets in the future.

Total cash costs on a gold equivalent basis in the third quarter 2011 were $641 per ounce compared with $653 per ounce in the third quarter 2010. The impact of selling a portion of silver production at spot prices increased gold equivalent ounces by 26% in the third quarter 2011, however, this was offset by a 24% increase in cash production costs. On a by-product basis, the benefit of silver spot sales reduced total cash costs to $222 per gold ounce in the third quarter 2011 from $552 per gold ounce in the third quarter 2010. Total cash costs on a gold equivalent basis and by-product basis were 9% and 17%, respectively, higher in the third quarter 2011 than the second quarter 2011, due mainly to the impact of the millworkers strike, which decreased operating costs in the second quarter.

Silver Sales at Spot Continued

The Company’s silver purchase agreement allows it to sell 50% of the annual silver production above 3.5 million ounces at spot prices. This 3.5 million ounce threshold was achieved during the second quarter and the Company continued to sell 50% of silver production at spot prices in the third quarter 2011, until the agreement anniversary date of August 5. The Company sold 251,160 ounces of silver at an average spot price of $39.03 per ounce in the third quarter, resulting in the Company selling a total of 511,750 ounces of silver at an average spot price of $36.77 per ounce in 2011.

On August 5, 2011, the the annual threshold was re-set at 3.5 million ounces for the next 12 month period. In the third quarter 2011, 856,660 ounces of silver were delivered to a subsidiary of Silver Wheaton Corp.5 (‘‘Silver Wheaton’’) under the silver purchase agreement.

Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes prior to and including the third quarter 2011 was based on sales at market prices (see Advance Tax Ruling Application section following). As part of its ongoing tax mitigation strategy, in September 2011 the Company purchased call options on 1,489,400 ounces of silver at a strike price of US$49 on 30% of silver production expected to be sold under its silver purchase agreement over the period from October 1, 2011 to September 30, 2012. By covering 30% of expected sales under the silver purchase agreement, these call options were designed to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The Company recorded a net loss of $2.3 million on these derivative contracts in the third quarter.

Balance Sheet Remains Strong

Cash and cash equivalents were $107.2 million at September 30, 2011 compared to $63.6 million at June 30, 2011. Capital expenditures during the third quarter 2011 totaled $6.8 million compared to $2.2 million in the third quarter 2010 and were spent mainly on underground development and exploration.

On July 4, 2011, the Company received a refund of $80.6 million of value added tax (‘‘VAT’’) which was paid to the Mexican government as part of the San Dimas acquisition in 2010. The Company funded the VAT payment with $10.6 million of cash and a $70 million term credit facility. Interest on the refund and foreign exchange gains due to the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrent with the receipt of the VAT, the Company repaid all outstanding principal and interest on the term credit facility amounting to $70.1 million, resulting in an increase of $17.1 million in cash resources.

On August 29, 2011, the Company was paid a termination fee of Cdn$25 million following the termination of an arrangement agreement with Northgate Minerals Corporation (‘‘Northgate’’). The Company entered into the definitive arrangement agreement to combine its business with Northgate on July 12, 2011. The Company incurred transaction costs of approximately $7 million in respect of the proposed business combination with Northgate.

On October 19, 2011, the Company prepaid 50% or $30 million of the $60 million convertible note held by Goldcorp Inc. due on August 6, 2012. This repayment is not expected to have an impact on the Company's development plans. The convertible note was issued as part of the San Dimas mine acquisition in August 2010. Since then the Company has generated positive cash flow and built a strong financial position. The Company currently plans to repay the remaining $30 million before maturity from cash, cash flow or a planned credit facility.

Advance Tax Ruling Application; Q4 Financial Statements Expected to Reflect Taxes on Realized Revenue

On October 17, 2011, the Company filed a formal application to the Mexican tax authorities for an advance ruling on the Company's restructuring plan that, if successful, would result in paying income taxes in Mexico based on revenue from actual realized prices rather than spot prices for silver.

From the fourth quarter 2011 onwards, the Company's Mexican subsidiary intends to record revenue under the silver purchase agreement at the fixed price realized and record income taxes on the same basis. Throughout the advance tax ruling process, the Company intends to identify the potential tax as a contingent liability which will be described in the notes to its financial statements, and plans to retain access to sufficient cash to satisfy that contingent liability in the event of an unfavourable ruling.

In May 2011 the Company’s Mexican subsidiary re-filed its 2010 tax return to claim a deduction for 100% of the value of its mineral concessions. This strategy, if accepted, would result in a deferral rather than a reduction of taxes. Based on the advice of its advisors, the Company elected to suspend the accelerated depreciation tax initiative during the advance tax ruling process. As a result of the suspension of this initiative, and the advance tax ruling submission, the subsidiary re-filed its 2010 tax return in September 2011 reflecting amortization of the mineral concessions over approximately 20 years and revenue under the silver purchase agreement at the fixed price. The Company reserves the right to institute the accelerated depreciation filing in the future.

2011 Production Guidance

The Company announced in September that as a result of a month long strike and lower than anticipated gold grades mined it was revising its operating outlook for 2011.

As of September 8, 2011	Original Outlook 2011	Revised Outlook 2011
Gold equivalent production* (gold equivalent ounces)	110,000-120,000	100,000-110,000
Gold production (ounces)	90,000-100,000	80,000-85,000
Silver spot sales by Primero** (ounces)	500,000-750,000	500,000-525,000
Silver production (ounces)	4,500,000-5,000,000	4,500,000-5,000,000
Total cash costs* (per gold equivalent ounce)	$550 - $570	$610 - $630
Total cash costs* - by-product (per gold ounce)	$350 - $370	$340 - $360

*Material assumptions used to forecast revised 2011 production guidance were updated: an average gold price of $1,575 per ounce; an average spot silver price of $40 per ounce; and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar. Material assumptions used to forecast original 2011 production guidance included: an average gold price of $1,400 per ounce; an average silver price of $6.63 per ounce, as according to the silver purchase agreement the first 3.5 million ounces and 50% of the excess of silver are sold at $4.04 per ounce and the balance is sold at spot, which was assumed to be $24 per ounce; and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

** The Company sold 511,752 ounces of silver at spot prices before the threshold on the silver purchase agreement was re-set on August 6, 2011.

Conference Call and Webcast Details

A conference call will be held on Friday, November 4, 2011 at 11:00 a.m. (EDT), to discuss these results. Participants may join the call by dialing North America toll free 1-866-946-0484 or 1-646-216-4773 for calls outside Canada and the U.S. and entering the participant passcode 14495539#.

A recorded playback of the call will be available until Monday, December 5, 2011 by dialing 1-866-551-4520 and entering the call back passcode 276671#.

A live and archived webcast of the conference will also be available at www.primeromining.com under the Calendar of Events page.

This release should be read in conjunction with Primero’s third quarter 2011 financial statements and MD&A report on the Company's website at www.primeromining.com, in the ‘‘Financial Reports’’ section under ‘‘Investors’’, or on the SEDAR website at www.sedar.com.

(1) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the third quarter was 139:1 based on the realized prices of $1,668 per ounce of gold and $12.00 per ounce of silver. The ratio for the 2011 outlook is 211:1 based on $1,400 per ounce of gold and an average of $6.63 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. The Company reports total cash costs on a production basis. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the third quarter 2011 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(3) Operating cash flow before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provide a better indicator of the Company’s ability to generate cash flow from its mining operations. See the third quarter 2011 MD&A for a reconciliation of operating cash flows to GAAP.

(4) Adjusted net income/loss and adjusted net income/loss per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2011 MD&A for a reconciliation of adjusted net income/loss to reported net loss (the nearest GAAP measure).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the total threshold amount has been delivered each year.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's forward-looking production guidance, including estimated ore grades, and, mill throughput; intentions to become an intermediate gold producer; the payment of income taxes in Mexico based on realized rather than spot revenue; the recording of revenue under the silver purchase agreement at the fixed price realized; identifying the potential tax as a contingent liability in notes to the financial statements; retaining access to sufficient cash to satisfy the contingent liability in the event of an unfavourable ruling; statements with respect to the convertible note partial repayment not impacting on the Company’s development plans; the repayment of the remainder of the outstanding convertible note before its maturity; increased delineation drilling at San Dimas that will lead to better grade control and the attainment of more consistent production targets in the future; generating cash flows that exceed capital requirements and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this press release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: : the ability to pay income taxes in Mexico, the advance tax ruling by the Mexican tax authorities may be adverse to the Company, and the ability to access cash to satisfy any potential tax, the ability to repay the outstanding convertible note before maturity, the ability to access credit facilities, the generation of cash flows that exceed capital requirements, the ability to access credit facilities, the generation of cash flows that exceed capital requirements and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

	Three Months Ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Operating Data¹
Tonnes of ore milled	186,997	145,893	485,977	443,378
Produced
Gold equivalent (ounces)	27,450	21,790	79,110	75,888
Gold (ounces)	19,500	18,419	59,373	64,258
Silver (million ounces)	1.10	1.01	3.40	3.33
Sold:
Gold equivalent (ounces)	27,633	16,070	78,946	69,636
Gold (ounces)	19,659	12,650	59,002	58,053
Silver (million ounces):	1.11	1.02	3.52	3.31
Average realized prices:
Gold ($/ounce):	$1,668	$1,205	$1,524	$1,159
Silver ($/ounce):	$12.00	$4.04	$8.81	$4.04
Total cash costs (per gold ounce):
Gold equivalent basis	$641	$653	$617	$561
By-product basis	$222	$552	$317	$453

Financial Data²
(in thousands of US dollars except per share amounts)
Revenues	46,079	18,853	120,897	18,853
Earnings from mine operations	22,170	895	51,805	895
Net income/(loss)	35,066	(35,630)	31,069	(38,348)
Basic and diluted income/(loss) per share	0.40	(0.68)	0.35	(1.92)
Operating cash flows before working capital changes	50,549	(27)	64,468	(2,347)
Assets
Mining interests	485,610	474,327	485,610	474,327
Total assets	619,416	638,001	619,416	638,001
Liabilities
Long-term liabilities	118,191	120,392	118,191	120,392
Total liabilities	153,760	215,383	153,760	215,383
Equity	465,656	422,618	465,656	422,618
Weighted average shares outstanding (basic)(000's)	88,250	52,332	87,980	19,954
Weighted average shares outstanding (diluted)(000's)	88,333	52,332	88,212	19,954

(1)	The San Dimas Mine was acquired by Primero from Goldcorp Inc. on August 6, 2010. Operating data for the three and nine months ended September 30, 2010 includes results before Primero’s ownership.

(2)

The Company did not have any producing mines before the acquisition of San Dimas. Financial data for the three and nine months ended September 30, 2011 are therefore not comparable to the three and nine months ended September 30, 2010.

SUMMARIZED OPERATING DATA

	Three months ended
	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10	30-Sep-10
Operating Data¹
Tonnes of ore milled	186,997	136,464	162,517	168,875	145,893
Average mill head grade (grams/tonne)
Gold	3.35	4.56	4.03	4.01	4.03
Silver	195	259	250	236	227
Average recovery rate (%)
Gold	97%	97%	97%	97%	97%
Silver	94%	94%	94%	94%	94%
Produced
Gold equivalent (ounces)	27,450	27,576	24,083	24,771	21,790
Gold (ounces)	19,500	19,374	20,498	21,171	18,419
Silver (million ounces)	1.10	1.06	1.23	1.21	1.01
Sold
Gold equivalent (ounces)	27,633	26,807	24,506	30,480	16,070
Gold (ounces)	19,659	18,837	20,506	27,329	12,650
Silver @ fixed price (million ounces)	0.86	0.77	1.37	1.06	1.02
Silver @ spot (million ounces)	0.25	0.26	-	-	-
Average realized price (per ounce)
Gold	$1,668	$1,523	$1,387	$1,359	$1,205
Silver²	$12.00	$11.73	$4.04	$4.04	$4.04
Total cash operating costs ($000s)²´³	$17,584	$16,173	$15,031	$15,984	$14,237
Total cash costs (per gold ounce)
Gold equivalent basis	$641	$586	$624	$645	$653
By-product basis	$222	$190	$491	$524	$552

(1)	The San Dimas Mine was acquired by Primero from Goldcorp Inc. on August 6, 2010. The comparative operating data was derived from records maintained by Goldcorp Inc.

(2)

Due to a silver purchase agreement originally entered into in 2004, all silver produced prior to August 6, 2010 was sold to Silver Wheaton at a fixed price. As a result of restructuring the silver purchase agreement on August 6, 2010, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5].

(3)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non- GAAP measure – Total cash costs per gold ounce calculation” in the Company’s third quarter 2011 MD&A for a reconciliation to operating expenses. By-product cash costs per gold ounce reported for the San Dimas Mine by Goldcorp Inc. for the three months ended June 30, 2010 was $457. The by-product cash costs presented in this table prior to August 6, 2010 are based on internal financial records of the San Dimas operations and are calculated on a production basis and do not contain certain inter-company transactions that were reversed for Goldcorp’s consolidated reporting. They are therefore not directly comparable to the by- product cash costs as reported by Goldcorp Inc.

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

THREE AND NINE MONTHS ENDED SEPTEMBER 30,
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		(Note 16)		(Note 16)

Revenue (Note 5)	46,079	18,853	120,897	18,853

Operating expenses	(16,987)	(15,956)	(49,020)	(15,956)
Depreciation and depletion (Note 7)	(6,922)	(2,002)	(20,072)	(2,002)
Total cost of sales	(23,909)	(17,958)	(69,092)	(17,958)

Earnings from mine operations	22,170	895	51,805	895
General and administration expenses	(4,454)	(7,454)	(13,806)	(8,409)

Earnings (loss) from operations	17,716	(6,559)	37,999	(7,514)
Other income (expense) (Note 6)	18,721	(20,047)	18,535	(21,812)
Foreign exchange gain (loss)	1,247	(591)	4,634	(589)
Finance income	856	116	4,002	116
Finance expense	(2,125)	(2,331)	(8,976)	(2,331)
Loss on derivative contracts (Note 14 (i) and (ii))	(2,283)	(2,280)	(385)	(2,280)

Earnings (loss) before income taxes	34,132	(31,692)	55,809	(34,410)

Income taxes (Note 10)	934	(3,938)	(24,740)	(3,938)

Net income (loss) for the period	35,066	(35,630)	31,069	(38,348)

Basic and diluted income (loss) per share	0.40	(0.68)	0.35	(1.92)

Weighted average number of common shares outstanding
Basic	88,249,831	52,331,873	87,980,377	19,954,244
Diluted	88,333,119	52,331,873	88,212,457	19,954,244

Other comprehensive income
Net income (loss) for the period	35,066	(35,630)	31,069	(38,348)
Currency translation loss	(771)	-	(1,482)	-
Total comprehensive income (loss)	34,295	(35,630)	29,587	(38,348)

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In Thousands Of United States Dollars)
(Unaudited)

	September 30,	December 31,
	2011	2010
	$	$
		(Note 16)
Assets
Current assets
Cash and cash equivalents	107,227	58,298
Trade and other receivables	7,245	97,481
Prepaid expenses	7,471	5,165
Inventories	5,401	4,874
Derivative asset	1,075	-
Total current assets	128,419	165,818

Mining interests	485,610	484,360
Deferred tax asset	5,387	6,555
Total assets	619,416	656,733

Liabilities
Current liabilities
Trade and other payables	30,569	37,358
Current portion of long-term debt	5,000	75,000
Total current liabilities	35,569	112,358

Decommissioning liability	10,880	9,775
Long-term debt	105,000	100,769
Derivative liability	-	2,630
Other long-term liabilities	2,311	1,155
Total liabilities	153,760	226,687

Equity
Share capital	423,208	420,994
Warrant reserve	34,237	35,396
Contributed surplus reserve	13,719	8,751
Foreign currency translation reserve	(1,344)	138
Deficit	(4,164)	(35,233)
Total equity	465,656	430,046
Total liabilities and equity	619,416	656,733

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND NINE MONTHS ENDED SEPTEMBER 30,
(In Thousands Of United States Dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,			September 30,
	2011	2010	2011	2010
	$	$	$	$
		(Note 16)		(Note 16)
Operating activities
Net income (loss)	35,066	(35,630)	31,069	(38,348)
Adjustments for:
Depreciation and depletion	6,922	2,002	20,072	2,002
Unwinding of discount and additions to decomissionning liability	110	1,066	1,105	1,066
Non-cash interest expense	1,831	941	7,816	941
Share-based payments	1,518	6,788	6,158	7,188
Non-cash income tax expense	5,634	177	2,264	177
Settlement of legal claim	-	11,597	-	11,597
Non-cash transaction costs	-	6,180	-	6,180
Purchase of derivative contracts net of sales proceeds	(2,759)	-	(3,725)	-
Loss on derivative asset	2,280	2,280	20	2,280
Fair value adjustment to cost of goods sold	-	3,981	-	3,981
Unrealized foreign exchange gain	(53)	591	(311)	589
	50,549	(27)	64,468	(2,347)

Change in non-cash working capital	70,582	(72,368)	75,541	(70,735)
Cash provided by (used in) operating activities	121,131	(72,395)	140,009	(73,082)

Investing activities
Acquisition of San Dimas	-	(216,000)	-	(216,000)
Expenditures on exploration and evaluation	(2,790)	(525)	(6,910)	(525)
Expenditures on mining interests	(4,025)	(1,637)	(14,020)	(1,637)
Cash used in investing activities	(6,815)	(218,162)	(20,930)	(218,162)

Financing activities
Proceeds (repayment) of VAT loan	(70,000)	70,000	(70,000)	70,000
Proceeds of public offerring	-	292,070	-	292,070
Share issuance costs	-	(17,079)	-	(17,079)
Proceeds on exercise of warrants and options	-	380	1,021	604
Cash provided by financing activites	(70,000)	345,371	(68,979)	345,595

Effect of foreign exchange rate changes on cash	(718)	(443)	(1,171)	(362)

Increase in cash	43,598	54,371	48,929	53,989
Cash, beginning of period	63,629	636	58,298	1,018
Cash, end of period	107,227	55,007	107,227	55,007